Exhibit 99.1

TDCX Reports Record FY2021 Revenue and Profit, Adds Record 20 Logos in 2021

Singapore, March 9, 2021 – TDCX Inc. (NYSE: TDCX) (“TDCX” or the “Company”), a leading high-growth digital customer experience solutions provider for technology and blue-chip companies, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Full Year 2021 Financial Highlights

•	Achieved record Revenue, Profit for the year and Adjusted EBITDA[1,3]

•	Total revenue of US$410.7 million, representing 27.7% year-on-year growth

•	Profit for the period of US$76.8 million, representing 20.6% year-on-year growth

•	Adjusted EBITDA[1,3] of US$136.9 million, representing 29.4% year-on-year growth

•	FY2021 Adjusted EBITDA margin[1,3] of 33.3%, compared to 32.9% for FY2020

Fourth Quarter 2021 Financial Highlights

•	Total revenue of US$114.5 million, representing 28.8% year-on-year growth

•

Profit for the period of US$21.3 million, representing 7.0% year-on-year growth. This included a US$3.9 million equity-settled share-based payment expense under the TDCX Performance Share Plan, which commenced in the fourth quarter of 2021

•	Adjusted EBITDA[1,3] of US$39.9 million, representing 26.1% year-on-year growth

Mr. Laurent Junique, Chief Executive Officer and Founder of TDCX, said, “We end the year on a high note with record revenue and earnings. In 2021, we successfully listed on the New York Stock Exchange, welcomed our highest number of new clients in a year from high-growth sectors and delivered operationally by increasing headcount by 30 per cent and expanding into new geographies.

“These achievements are the result of our unwavering commitment and focus on pursuing long-term, quality growth. It is also a testament to our ability to solve complex customer experience challenges for new economy players and to help established firms transform their customer experiences.

“We are confident that these factors provide us with an even stronger foundation for growth. This is only the beginning of an exciting journey for TDCX. We thank our stakeholders for their continued support.”

	FY2020	FY2021	% Change	Q4 2020	Q4 2021	% Change
Revenue (US$ million)[2]	321.6	410.7	+27.7%	88.9	114.5	+28.8%
Profit for the Period (US$ million) [2]	63.7	76.8	+20.6%	19.9	21.3	+7.0%
Adjusted EBITDA[1,2,3] (US$ million)	105.7	136.9	+29.4%	31.6	39.9	+26.1%
Adjusted EBITDA Margins[1,3] (%)	32.9%	33.3%		35.6%	34.8%

Business Highlights

Accelerated Client Additions

•	Added 20 new logos in FY2021, more than double the nine logos added in FY2020

•	52 clients as at 31 December 2021, a 37% increase compared with 38 as at 31 December 2020

•	Revenue contribution from new economy[4] clients stood at 93.1% for FY2021

Continued Geographic Expansion

•	Opened new office in South Korea in Q4 2021, with three projects launched

•	Recognized maiden revenue contribution from Romania, India and South Korea in Q4 2021

Full year 2022 Outlook

For the full year 2022, TDCX expects its financial results to be:

2022 Outlook
Revenue (in millions)[2]	US$510 to US$519 or S$689 to S$702
Revenue growth (YoY) at midpoint	25.3%
Adjusted EBITDA margin[1,3]	Approximately 30.0% to 32.0%

[1]

Adjusted EBITDA or Adjusted EBITDA margins are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS (see “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures” in the Form 6-K or presentation slides for more details).

[2]	FX rate of US$1 = SG$1.3517 assumed in converting financials from SG dollar to US dollar.
[3]

Adjusted EBITDA represents profit for the period before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

[4]	“new economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth

Webcast and Conference Call Information

The TDCX senior management will host a conference call to discuss the fourth quarter and full year 2021 unaudited financial results.

A live webcast of this conference call will be available on TDCX’s website. Access information on the conference call and webcast is as follows:

Date and time:	March 9, 2022, 7:30 AM (U.S. Eastern Time)
March 9, 2022, 8:30 PM (Singapore / Hong Kong Time)

Webcast link:	https://webinars.on24.com/q4/TDCXFourthQuarter2021

Dial in numbers:	USA Toll Free: +1 855 2656958	UK Toll Free +44 0 800 0156371

	Singapore: +65 3158 0246	Hong Kong: +852 5808 0984

International: +1 718 7058796

A replay of the conference call will be available at TDCX’s investor relations website (investors.tdcx.com). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / Analysts: Jason Lim

+65-9799-6550

lim.jason@tdcx.com

Media: Eunice Seow

+65-8432-8388

eunice.seow@tdcx.com

About TDCX INC.

TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, home sharing and travel, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 14,000 employees across 26 campuses globally, specifically Singapore, where it is headquartered, Malaysia, Thailand, Philippines, Mainland China, Hong Kong, South Korea, Japan, India, Romania, Spain and Colombia. For more information, please visit: www.tdcx.com.

Convenience Translation

The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this press release were made at a rate of S$1.3517 to US$1.00, the approximate rate in effect as of December 31, 2021. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all.

Non-IFRS Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measure to help evaluate our operating performance:

“EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. We believe that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

The above non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to revenue, net income, or any other measure of performance or as an indicator of our operating performance. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies because other companies may calculate similarly titled measures differently. For more information on the non-IFRS financial measures, please see the form 6-K section captioned “Non-IFRS Financial Measures” or the presentation slides.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Among other things, the outlook for the full year, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; its ability to compete effectively; its ability to maintain its pricing, control costs or continue to grow its business; the effects of the novel coronavirus (COVID-19) on its business; the continued service of its founder and certain of its key employees and management; its ability to attract and retain enough highly trained employees; its exposure to various risks in Southeast Asia; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the Three Months ended December 31,
	2021		2020
	US$’000	S$’000	US$’000	S$’000
Revenue	114,495	154,763	88,906	120,174
Employee benefits expense	(72,260)	(97,674)	(50,945)	(68,863)
Depreciation expense	(7,106)	(9,605)	(6,594)	(8,913)
Rental and maintenance expense	(1,548)	(2,092)	(1,793)	(2,423)
Recruitment expense	(2,471)	(3,340)	(1,650)	(2,230)
Transport and travelling expense	(352)	(476)	(172)	(232)
Telecommunication and technology expense	(1,844)	(2,493)	(1,251)	(1,691)
Interest expense	(1,453)	(1,964)	(582)	(787)
Other operating expense	(1,885)	(2,548)	(3,086)	(4,171)
Share of profit from an associate	17	23	145	196
Interest income	186	251	125	169
Other operating income	1,887	2,551	1,468	1,984

Profit before income tax	27,666	37,396	24,571	33,213
Income tax expenses	(6,325)	(8,550)	(4,625)	(6,251)

Profit for the period	21,341	28,846	19,946	26,962

Item that will not be reclassified to profit or loss:

Remeasurement of retirement benefit obligation	204	276	(134)	(181)

Item that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(2,089)	(2,824)	(792)	(1,071)

Total comprehensive income for the period	19,456	26,298	19,020	25,710

Profit attributable to:

- Owners of the Group	21,341	28,846	19,947	26,964
- Non-controlling interests	—	—	(1)	(2)

	21,341	28,846	19,946	26,962
Total comprehensive income attributable to:

- Owners of the Group	19,456	26,298	19,021	25,711
- Non-controlling interests	—	—	(1)	(1)

	19,456	26,298	19,020	25,710

Basic earnings per share (in US$ or S$)	0.15 (1)	0.20 (1)	0.16	0.22
Diluted earnings per share (in US$ or S$)	0.15 (1)	0.20 (1)	0.16	0.22

(1)

On October 1, 2021, we completed our initial public offering (“IPO”) of 19,358,957 American Depositary Shares (“ADSs”), each representing one Class A ordinary share of TDCX, and, on October 12, 2021, the underwriters exercised their overallotment option in respect of 2,903,843 ADSs pursuant to the option granted to the underwriters to purchase additional ADSs.

On August 26, 2021, we adopted the TDCX Performance Share Plan (the “PSP”), which allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. On November 1, 2021, we issued awards to the first batch of participants of the PSP. We started recognizing the related equity-settled share-based payment expenses in the fourth quarter of 2021. Our earnings per share for the three months ended December 31, 2021 and for the full year ended December 31, 2021 includes the equity-settled share-based payment expenses under the PSP. As of December 31, 2021, none of the awards have vested.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the Full Year ended December 31,
	2021		2020
	US$’000	S$’000	US$’000	S$’000
Revenue	410,741	555,198	321,612	434,723
Employee benefits expense	(251,301)	(339,683)	(190,860)	(257,985)
Depreciation expense	(29,484)	(39,853)	(24,462)	(33,065)
Rental and maintenance expense	(7,274)	(9,832)	(7,844)	(10,603)
Recruitment expense	(8,052)	(10,884)	(5,922)	(8,005)
Transport and travelling expense	(1,081)	(1,461)	(1,113)	(1,504)
Telecommunication and technology expense	(6,530)	(8,826)	(4,664)	(6,305)
Interest expense	(6,225)	(8,414)	(2,262)	(3,058)
Other operating expense	(8,231)	(11,126)	(11,716)	(15,836)
Gain on disposal of a subsidiary	—	—	541	731
Share of profit from an associate	75	101	145	196
Interest income	402	544	439	594
Other operating income	4,672	6,315	5,559	7,514

Profit before income tax	97,712	132,079	79,453	107,397
Income tax expenses	(20,889)	(28,237)	(15,760)	(21,303)

Profit for the period	76,823	103,842	63,693	86,094

Item that will not be reclassified to profit or loss:

Remeasurement of retirement benefit obligation	204	276	(134)	(181)

Item that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(4,809)	(6,500)	530	717

Total comprehensive income for the period	72,218	97,618	64,089	86,630

Profit attributable to:

- Owners of the Group	76,822	103,841	63,692	86,093
- Non-controlling interests	1	1	1	1

	76,823	103,842	63,693	86,094
Total comprehensive income attributable to:

- Owners of the Group	72,217	97,617	64,088	86,629
- Non-controlling interests	1	1	1	1

	72,218	97,618	64,089	86,630

Basic earnings per share (in US$ or S$)	0.60 [1]	0.81 [1]	0.52	0.70
Diluted earnings per share (in US$ or S$)	0.60 [1]	0.81 [1]	0.52	0.70

(1)

On October 1, 2021, we completed our IPO of 19,358,957 ADSs, each representing one Class A ordinary share of TDCX, and, on October 12, 2021, the underwriters exercised their overallotment option in respect of 2,903,843 ADSs pursuant to the option granted to the underwriters to purchase additional ADSs.

On August 26, 2021, we adopted the TDCX Performance Share Plan (the “PSP”), which allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. On November 1, 2021, we issued awards to the first batch of participants of the PSP. We started recognizing the related equity-settled share-based payment expenses in the fourth quarter of 2021. Our earnings per share for the three months ended December 31, 2021 and for the full year ended December 31, 2021 includes the equity-settled share-based payment expenses under the PSP. As of December 31, 2021, none of the awards have vested.

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3517 to US$1.00, the approximate rate of exchange at December 31, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

Comparison of the Three Months Ended December 31, 2021 and 2020

Revenue. Our revenues increased by 28.8% to S$154.8 million (US$114.5 million) for the three months ended December 31, 2021 from S$120.2 million for the three months ended December 31, 2020 primarily due to a 23.6% increase in revenue from providing omnichannel Customer Experience (“CX”) solutions, and a 71.8% increase in revenues from providing sales and digital marketing services.

•

Our revenues from omnichannel CX service solutions increased by 23.6% to S$96.1 million (US$71.1 million) from S$77.7 million for the same period in 2020 primarily due to higher business volumes driven by the expansion of existing campaigns. In addition, business volumes of our top two travel and hospitality sector clients benefited from the mild recovery from the impact of the COVID-19 pandemic whereby our revenue grew by 16%, as compared to the same period in 2020.

•

Our revenues from sales and digital marketing services increased by 71.8% to S$34.6 million (US$25.6 million) from S$20.2 million for the same period in 2020 primarily due to the expansion of existing campaigns for our key clients in our digital advertising and media vertical.

•

Our revenues from content monitoring and moderation services increased by 3.4% to S$21.7 million (US$16.0 million) from S$20.9 million for the same period last year primarily due to higher business volumes from an existing client in our digital advertising and media vertical.

•

Our revenues from our other service fees increased by 80.0% to S$2.4 million (US$1.8 million) from S$1.3 million for the same period in 2020 primarily due to higher contribution from existing and new clients.

The following table sets forth our service provided by amount for the three months ended December 31, 2021 and 2020.

	For the Three Months ended December 31,
	2021		2020
	US$’000	S$’000	US$’000	S$’000
Revenue by service
Omnichannel CX solutions	71,076	96,074	57,509	77,735
Sales and digital marketing	25,622	34,632	14,916	20,162
Content monitoring and moderation	16,025	21,660	15,495	20,945
Other service fees	1,772	2,397	986	1,332

Total revenue	114,495	154,763	88,906	120,174

Employee Benefits Expense. Our employee benefits expense increased by 41.8% to S$97.7 million (US$72.3 million) from S$68.9 million for the same period in 2020 primarily tracking the increase in staff force, equity-settled share-based payment expense arising from the maiden implementation of our performance share plan (an employee share award plan) in November 2021, employee compensation adjustment with respect to individual employee performance and cost of living, talent retention and recruitment, and recognition bonus accorded to employees involved in the successful initial public offering. Our average number of employees in the three months ended December 31, 2021 increased 28.6% compared to the same period in 2020, as a result of business volumes expansion of current campaigns in 2021 and staffing requirements of new campaign launches in the second half of 2021.

Depreciation Expense. Our depreciation expense increased by 7.8% to S$9.6 million (US$7.1 million) from S$8.9 million for the same period in 2020 primarily due to depreciation on capital expenditures invested in new and expansion capacities in India, Colombia, Thailand and the Philippines to support the growth of our business. In addition, there was increased depreciation on renovations and right-of-use assets with respect to our property leases in Spain and Japan to replace the co-working space membership occupied previously. These were partially offset by certain of our assets being fully depreciated during the period.

Rental and Maintenance Expense. Our rental and maintenance expense decreased by 13.7% to S$2.1 million (US$1.5 million) from S$2.4 million for the same period in 2020 primarily due to the termination of certain co-working space memberships, pursuant to the relocation of our operations to own leased and fitted out office spaces.

Recruitment Expense. Our recruitment expense increased by 49.8% to S$3.3 million (US$2.5 million) from S$2.2 million for the same period in 2020 primarily due to increased expenses relating to higher referral and placement fees, and higher expenses associated with immigration, work permits and onboarding of foreign employees induced by COVID-19-related procedural regulations implemented by governmental authorities of respective countries to support the expansion of offshore campaigns in our Singapore, Philippines, Malaysia and Thailand offices.

Transport and Travelling Expense. Our transport and travelling expense increased by 105.2% to S$0.5 million (US$0.4 million) from S$0.2 million for the same period in 2020 primarily due to listing-related travel expenditure.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 47.4% to S$2.5 million (US$1.8 million) from S$1.7 million for the same period in 2020 primarily due to business volume expansion of our campaigns.

Interest Expense. Our interest expense increased by 149.6% to S$2.0 million (US$1.5 million) from S$0.8 million for the same period in 2020 primarily due to the recognition of the remaining unamortized term loan facility fees following the full repayment of the loan on October 7, 2021.

Other Operating Expense. Our other operating expense decreased by 38.9% to S$2.5 million (US$1.9 million) from S$4.2 million for the same period in 2020 primarily due to lower foreign exchange losses suffered and the forfeiture of upfront deposits paid by our subsidiary in Japan in the same period in 2020 due to early termination of its co-working space membership commitment. These were partially offset by increased premium expense related to directors’ and officers’ liability insurance policy following the initial public offering.

Share of Profit from an Associate. Share of profit from an associate was negligible for the three months ended December 31, 2021 and for the three months ended December 31, 2020 and is related to the recognition of the share of profit from an associate in Hong Kong during the periods.

Other Operating Income. Our other operating income increased by 28.6% to S$2.6 million (US$1.9 million) from S$2.0 million for the same period in 2020 primarily due to contribution fee income from our share depositary.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 12.6% to S$37.4 million (US$27.7 million) from S$33.2 million for the same period in 2020.

Income Tax Expenses. Our income tax expenses increased by 36.8% to S$8.6 million (US$6.3 million) from S$6.3 million for the same period in 2020. The higher income tax expenses were mainly due to higher taxable profits of several key subsidiaries, higher dividend taxes from several subsidiaries, and lower tax-exempt other income received by the Singapore operations in the three months ended December 31, 2021 than for the same period in 2020.

Profit for the Period. As a result of the foregoing, our profit for the period increased by 7.0% to S$28.8 million (US$21.3 million) from S$27.0 million for the same period in 2020.

Comparison of Years Ended December 31, 2020 and 2021

Revenue. Our revenues increased by 27.7% to S$555.2 million (US$410.7 million) for the year ended December 31, 2021 from S$434.7 million for the year ended December 31, 2020 primarily due to a 22.3% increase in revenue from providing omnichannel CX solutions and a 73.2% increase in revenues from providing sales and digital marketing services.

•

Our revenues from providing omnichannel CX solutions increased by 22.3% to S$346.6 million (US$256.4 million) for the year ended December 31, 2021 from S$283.4 million for the year ended December 31, 2020 primarily due to higher revenue from a key client in our digital advertising and media vertical arising from the expansion of its existing campaigns, and a sharp growth in business volumes from a fintech client. During the same period, these gains were partially offset by lower revenue from clients in the travel and hospitality sector due to continuous uncertainties in the travel industry caused by widespread outbreak of COVID-19 variants throughout the year.

•

Our revenues from providing sales and digital marketing services increased by 73.2% to S$114.7 million (US$84.9 million) for the year ended December 31, 2021 from S$66.2 million for the year ended December 31, 2020 primarily due to revenue generated from the expansion of campaigns for our key clients in our digital advertising and media vertical.

•

Our revenues from providing content monitoring and moderation services increased by 7.1% to S$85.9 million (US$63.5 million) for the year ended December 31, 2021 from S$80.2 million in the year ended December 31, 2020 primarily due to higher regional multilingual headcount required by a client in our digital advertising and media vertical.

•

Our revenues from our other service fees increased by 63.7% to S$8.0 million (US$5.9 million) for the year ended December 31, 2021 from S$4.9 million for the year ended December 31, 2020 primarily due to higher contribution from existing and new clients.

The following table sets forth our service provided by amount for the year ended December 31, 2021 and 2020.

	For the Full Year ended December 31,
	2021		2020
	US$’000	S$’000	US$’000	S$’000
Revenue by service
Omnichannel CX solutions	256,404	346,582	209,684	283,427
Sales and digital marketing	84,870	114,718	49,000	66,235
Content monitoring and moderation	63,543	85,890	59,310	80,170
Other service fees	5,924	8,008	3,618	4,891

Total revenue	410,741	555,198	321,612	434,723

Employee Benefits Expense. Our employee benefits expense increased by 31.7% to S$339.7 million (US$251.3 million) for the year ended December 31, 2021 from S$258.0 million for the year ended December 31, 2020 primarily due to the increase in employee headcount to support business volume, equity-settled share-based payment expense arising from the introduction, implementation of our maiden performance share plan (an employee share award plan) in November 2021 and general employee compensation adjustment with respect to individual employee performance and cost of living, talent retention and recruitment. Our average number of employees in 2021 increased 28.6% from 2020, which grew in tandem with higher business volume over the course of 2021 coupled with the commencement of new client campaigns.

Depreciation Expense. Our depreciation expense increased by 20.5% to S$39.9 million (US$29.5 million) for the year ended December 31, 2021 from S$33.1 million for the year ended December 31, 2020 primarily due to depreciation on capital expenditure invested in new and expansion capacities in India, Colombia, Thailand and the Philippines to support the business growth. In addition, there was increased depreciation on fit-out renovations and right-of-use assets with respect to our new office property leases onboarded in Spain and Japan to replace the co-working space memberships occupied previously. The above increase was partially reduced by certain of our renovation and equipment assets being fully depreciated during the year.

Rental and Maintenance Expense. Our rental and maintenance expenses decreased by 7.3% to S$9.8 million (US$7.3 million) for the year ended December 31, 2021 from S$10.6 million for the year ended December 31, 2020 primarily due to the termination of certain co-working space memberships in Japan and Spain.

Recruitment Expense. Our recruitment expense increased by 36.0% to S$10.9 million (US$8.1 million) for the year ended December 31, 2021 from S$8.0 million for the year ended December 31, 2020 primarily due to increased expenses relating to higher referral and placement fees, higher expenses associated with immigration, work permits and onboarding for foreign employees induced by COVID-19-related procedural regulations implemented by governmental authorities of respective countries to support expanded campaigns in our Singapore, Japan, Thailand, Malaysia and Philippines offices.

Transport and Travelling Expense. Our transport and travelling expense decreased by 2.9% to S$1.5 million (US$1.1 million) for the year ended December 31, 2021 from S$1.5 million for the year ended December 31, 2020.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 40.0% to S$8.8 million (US$6.5 million) for the year ended December 31, 2021 from S$6.3 million for the year ended December 31, 2020 primarily due to increased costs of telecommunications infrastructure and software licenses to cope with business volume expansion in existing and new campaigns.

Interest Expense. Our interest expense increased by 175.1% to S$8.4 million (US$6.2 million) for the year ended December 31, 2021 from S$3.1 million for the year ended December 31, 2020 primarily due to the interest and facility fees incurred on the S$252.7 million drawdown of a term loan credit facility on March 23, 2021. The loan has since been fully paid down on October 7, 2021.

Other Operating Expense. Our other operating expenses decreased by 29.7% to S$11.1 million (US$8.2 million) for the year ended December 31, 2021 from S$15.8 million for the year ended December 31, 2020 primarily due to transaction costs associated with the initial public offering exercise that was aborted in April 2020 hence, expensed off in the year ended December 31, 2020, the forfeiture of upfront deposits paid by our subsidiary in Japan due to premature termination of the rental commitment and lower foreign exchange loss, offset by higher spending on professional and advisory fees.

Gain on Disposal of a Subsidiary. There was no disposal of any subsidiary in the year ended December 31, 2021. In the year ended December 31, 2020, we recognized a gain on disposal of a subsidiary of S$0.7 million related to the disposal of a dormant subsidiary in Indonesia.

Share of Profit from an Associate. Our share of profit from an associate was insignificant for the year ended December 31, 2021 and for the year ended December 31, 2020.

Other Operating Income. Our other operating income decreased by 16.0% to S$6.3 million (US$4.7 million) for the year ended December 31, 2021 from S$7.5 million for the year ended December 31, 2020 primarily due to lower government grants received by our Singapore subsidiaries in relation to the COVID-19 pandemic.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 23.0% to S$132.1 million (US$97.7 million) for the year ended December 31, 2021 from S$107.4 million for the year ended December 31, 2020.

Income Tax Expenses. Our income tax expenses increased by 32.5% to S$28.2 million (US$20.9 million) for the year ended December 31, 2021 from S$21.3 million for the year ended December 31, 2020. The higher income tax expenses were mainly due to higher taxable profits from several key operating subsidiaries, higher dividend tax arising from increased distribution of taxable dividend in 2021 from several subsidiaries, and lower tax-exempt other income received by the Singapore operations in 2021 compared to 2020.

Profit for the Year. As a result of the foregoing, our profit for the year increased by 20.6% to S$103.8 million (US$76.8 million) for the year ended December 31, 2021 from S$86.1 million for the year ended December 31, 2020.

Other Comprehensive Income. Our other comprehensive income was a loss of S$6.2 million (US$4.6 million) for the year ended December 31, 2021, compared to a gain of S$0.5 million for the year ended December 31, 2020, primarily due to effects of exchange rate differences on translation of foreign operations.

Total Comprehensive Income for the Year. As a result of the foregoing, our total comprehensive income for the year increased by 12.7% to S$97.6 million (US$72.2 million) for the year ended December 31, 2021 from S$86.6 million for the year ended December 31, 2020.

Adjustment to the reported September 30, 2021 Q3 Results of Operations

In our unaudited condensed interim consolidated statements of profit or loss and other comprehensive income for the three months ended September 30, 2021 (Q3 financials as reported on our Form 6-K filing on November 24, 2021), we had erroneously populated the exchange differences on translation of foreign operations for the three months ended September 30, 2021 with the cumulative exchange differences on translation of foreign operations for the nine months ended September 30, 2021. The exchange differences on translation of foreign operations for the three months ended September 30, 2021 should have been a loss of S$2,523,000 instead of a loss of S$3,671,000 as previously reported and the total comprehensive income should have been S$27,710,000 instead of S$26,562,000 as previously reported. There is no change to the amounts reported for the nine months ended September 30, 2021. This amendment did not have a material impact on the Company’s condensed interim consolidated statements.

NON-IFRS FINANCIAL MEASURES

EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures. TDCX monitors EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations. “EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation expense, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. The Company believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

While the Company believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors in understanding and evaluating the Company’s results of operations in the same manner as its management, the Company’s use of EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of the Company’s results of operations or financial condition as reported under IFRS.

TDCX’s non-IFRS financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the company’s financial information in its entirety and not rely on any single financial measure.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

	For the Three Months ended December 31,
	2021				2020
	US$’000	S$’000	Margin		US$’000	S$’000	Margin
Revenue	114,495	154,763	—		88,906	120,174	—
Profit for the period and net profit margin	21,341	28,846	18.6%		19,946	26,962	22.4%
Adjustments:
Depreciation expense	7,106	9,605	6.2%		6,594	8,913	7.4%
Income tax expenses	6,325	8,550	5.5%		4,625	6,251	5.2%
Interest expense	1,453	1,964	1.3%		582	787	0.7%
Interest income	(186)	(251)	(0.2%	)	(125)	(169)	(0.1%	)

EBITDA and EBITDA margin	36,039	48,714	31.5%		31,622	42,744	35.6%
Adjustment:
Equity-settled share-based payment expense	3,850	5,204	3.4%		—	—	—

Adjusted EBITDA and Adjusted EBITDA margin	39,889	53,918	34.8%		31,622	42,744	35.6%

	For the Full Year ended December 31,
	2021				2020
	US$’000	S$’000	Margin		US$’000	S$’000	Margin
Revenue	410,741	555,198	—		321,612	434,723	—
Profit for the period and net profit margin	76,823	103,842	18.7%		63,693	86,094	19.8%
Adjustments for:
Depreciation expense	29,484	39,853	7.2%		24,462	33,065	7.6%
Income tax expenses	20,889	28,237	5.1%		15,760	21,303	4.9%
Interest expense	6,225	8,414	1.5%		2,262	3,058	0.7%
Interest income	(402)	(544)	(0.1%	)	(439)	(594)	(0.1%	)

EBITDA and EBITDA margin	133,019	179,802	32.4%		105,738	142,926	32.9%
Adjustment:
Equity-settled share-based payment expense	3,850	5,204	0.9%		—	—	—

Adjusted EBITDA and Adjusted EBITDA margin	136,869	185,006	33.3%		105,738	142,926	32.9%

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3517 to US$1.00, the approximate rate of exchange at December 31, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31, 2021		As of December 31, 2020
	US$’000	S$’000	US$’000	S$’000
ASSETS

Current assets
Cash and cash equivalents	231,669	313,147	44,246	59,807
Fixed deposits	6,555	8,860	5,717	7,727
Trade receivables	68,477	92,561	27,313	36,919
Contract assets	36,521	49,365	34,654	46,842
Other receivables	9,780	13,220	9,068	12,257
Financial asset measured at fair value through profit or loss	17,743	23,983	—	—
Income tax receivable	13	17	—	—

Total current assets	370,758	501,153	120,998	163,552

Non-current assets
Pledged deposits	337	456	1,759	2,377
Other receivables	3,530	4,771	4,346	5,874
Plant and equipment	29,377	39,709	30,022	40,581
Right-of-use assets	24,532	33,160	21,618	29,221
Deferred tax assets	1,437	1,943	1,169	1,580
Investment in an associate	235	318	169	229

Total non-current assets	59,448	80,357	59,083	79,862

Total assets	430,206	581,510	180,081	243,414

LIABILITIES AND EQUITY

Current liabilities
Other payables	28,924	39,096	27,521	37,200
Bank loans	10,244	13,847	17,881	24,170
Lease liabilities	10,764	14,550	10,849	14,664
Provision for reinstatement cost	2,710	3,663	334	452

Income tax payable	10,886	14,715	9,808	13,257

Total current liabilities	63,528	85,871	66,393	89,743

Non-current liabilities
Bank loans	2,192	2,963	11,938	16,136
Lease liabilities	15,803	21,361	13,186	17,823
Provision for reinstatement cost	3,243	4,384	4,156	5,617

Defined benefit obligation	1,271	1,718	1,062	1,435
Deferred tax liabilities	1,115	1,507	95	129

Total non-current liabilities	23,624	31,933	30,437	41,140

Capital, reserves and non-controlling interests
Share capital	14	19	*	*
Share premium	371,670	502,387	—	—
Reserves	(203,600)	(275,206)	(14,680)	(19,843)
Retained earnings	174,955	236,486	97,929	132,371

Equity attributable to owners of the Group	343,039	463,686	83,249	112,528
Non-controlling interests	15	20	2	3

Total equity	343,054	463,706	83,251	112,531

Total liabilities and equity	430,206	581,510	180,081	243,414

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of financial position above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3517 to US$1.00, the approximate rate of exchange at December 31, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Full Year ended December 31, 2021		For the Full Year ended December 31, 2020
	US$’000	S$’000	US$’000	S$’000
Operating activities
Profit before income tax	97,712	132,079	79,453	107,397
Adjustments for:
Depreciation expense	29,484	39,853	24,462	33,065
Gain on early termination of right-of-use assets	(21)	(29)	(127)	(171)
Reversal of loss allowance on trade and other receivables	(1)	(2)	—	—
Equity-settled share-based payment expense	3,850	5,204	—	—
Reinstatement cost	(5)	(7)	—	—
Bank loan transaction cost	308	416	40	54
Interest income	(402)	(544)	(439)	(594)
Interest expense	6,225	8,414	2,262	3,058
Retirement benefit service cost	458	619	345	466
Loss on disposal and write-off of plant and equipment	156	211	2	3
Rent concession	—	—	(385)	(521)
Gain on disposal of a subsidiary	—	—	(541)	(731)
Share of profit from an associate	(75)	(101)	(145)	(196)

Operating cash flows before movements in working capital	137,689	186,113	104,927	141,830

Trade receivables	(42,171)	(57,003)	14,130	19,099
Contract assets	(2,959)	(4,000)	(14,843)	(20,063)
Other receivables	(497)	(672)	(3,704)	(5,007)
Other payables	3,360	4,542	7,032	9,505

Cash generated from operations	95,422	128,980	107,542	145,364

Interest received	402	544	439	594
Income tax paid	(19,015)	(25,703)	(11,471)	(15,505)
Income tax refunded	3	4	23	31

Net cash from operating activities	76,812	103,825	96,533	130,484

Investing activities
Purchase of plant and equipment	(15,276)	(20,648)	(12,822)	(17,332)
Proceeds from sales of plant and equipment	93	126	2	3
Payment for restoration of office	(317)	(428)	—	—
Increase in fixed deposits	(928)	(1,255)	(5,079)	(6,865)
Increase in pledged deposits	1,397	1,888	(195)	(263)
Disposal of a subsidiary	—	—	(7)	(9)
Repayment from an associate	—	—	580	784
Dividend income from associate	10	13	—	—

Investment in financial assets measured at fair value through profit or loss	(17,633)	(23,835)	—	—

Net cash used in investing activities	(32,654)	(44,139)	(17,521)	(23,682)

Financing activities
Dividends paid	—	—	(54,409)	(73,545)
Dividends paid to non-controlling interests	(130)	(176)	—	—
Drawdown of bank loans	186,919	252,658	8,878	12,000
Distribution to founder	(186,456)	(252,033)	—	—
Repayment of lease liabilities	(14,524)	(19,632)	(10,524)	(14,225)
Interest paid	(5,065)	(6,847)	(1,053)	(1,424)
Repayment of bank loan	(204,605)	(276,564)	(4,498)	(6,080)
Bank loan transaction cost paid	(267)	(361)	—	—
Proceeds from issuance of shares	371,685	502,406	—	—
Proceeds from capital call on non-fully paid-up share capital from non-controlling interests	143	193	—	—

Net cash from (used in) financing activities	147,700	199,644	(61,606)	(83,274)

Net increase in cash and cash equivalents	191,858	259,330	17,406	23,528
Effect of foreign exchange rate changes on cash held in foreign currencies	(4,435)	(5,990)	266	359
Cash and cash equivalents at beginning of year	44,246	59,807	26,574	35,920

Cash and cash equivalents at end of year	231,669	313,147	44,246	59,807

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of cash flows above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3517 to US$1.00, the approximate rate of exchange at December 31, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.